

Mail Stop 3561   April 1, 2016

Takeshi Uchiyamada
Chief Executive Officer
Toyota Motor Corporation
1 Toyota-cho, Toyota City
Aichi Prefecture, 471-8571
Japan

>   **Re: Toyota Motor Corporation**
>   **Amendment No. 1 to**
>   **Registration Statement on Form F-4**
>   **Filed March 18, 2016**
>   **File No. 333-209402**

Dear Mr. Uchiyamada:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 3, 2016 letter.

Response to Referral to the Third-party Committee, page 25

1. We note your response to our prior comment 8. Each presentation, discussion, or report held with or presented by an outside party, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise your registration statement to more completely summarize any and all preliminary presentations made by any financial advisor. We believe that this would include at a minimum the documents referred to in Sections III (iv) and III (ix) of Appendix C and the related materials referred to in III (viii) of Appendix C. Information about any reports,

opinions or appraisals that are materially related to the share exchange and referred to in the registration statement is also required to be filed as an exhibit. Refer to Items 4(b) and 21(c) of Form F-4. In the alternative please tell us why you believe this is not required pursuant to these items.

<u>U.S. Federal Income Tax Consequences, page 35</u>

2. We note your disclosure on page 36 that the "share exchange is expected to qualify as tax-deferred reorganization under the provisions of Section 368(a) of the Code, but such qualification depends on the resolution of issues and facts that will not be known until the date of the share exchange." Please have counsel further describe the degree of uncertainty in the opinion and provide a "should" or "more likely than not" opinion. In addition provide risk factor disclosure setting forth the risks of the uncertain tax treatment to investors. For guidance, refer to Section III.C.4 of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Masahisa Ikeda, Esq.